Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

ELECTION OF MEMBERS OF THE SEVENTH SESSION OF THE BOARD OF

DIRECTORS AND THE BOARD OF SUPERVISORS

CHANGE OF AUDITORS AND

DISTRIBUTION OF FINAL DIVIDEND

The board of directors (the “Board” or “Board of Directors”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the annual general meeting held on Wednesday, 30 June 2021 (the “AGM” or “Meeting”). All resolutions were duly passed.

I.	VOTING RESULTS AT THE AGM

The AGM was held on Wednesday, 30 June 2021 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

As at the date of the AGM, shareholders holding a total of 28,264,705,000 shares of the Company, representing 100% of the total issued shares of the Company, were entitled to attend and vote on the resolutions proposed at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM.

Shareholders and authorized proxies holding a total of 21,828,470,761 voting shares of the Company, representing 77.228724% of the total voting shares of the Company, attended the AGM. The voting at the Meeting was conducted by way of onsite voting and online voting, and was in compliance with the requirements of laws and regulations including the Company Law of the People’s Republic of China (《中華人民共和國公司 法》), the Rules for Shareholders’ Meetings of Listed Companies (《上 市 公司股東大會規 則》), and the Shanghai Stock Exchange Implementation Rules for Online Voting at Shareholders’ Meetings of Listed Companies (《上海證券交易所上市公司股東大會網絡投票 實施細 則》), as well as the relevant provisions of the Articles of Association of the Company.

Total number of shareholders and authorized proxies attending the Meeting	47
including: number of holders of A Shares	46
number of holders of H Shares	1
Total number of shares with voting rights	21,828,470,761
including: total number of shares held by holders of A Shares	19,356,642,456
total number of shares held by holders of H Shares	2,471,828,305
Percentage to the total number of shares with voting rights	77.228724
including: percentage of shares held by holders of A Shares	68.483441
percentage of shares held by holders of H Shares	8.745283

Note: The shareholders attending the Meeting include the shareholders who attended the onsite meeting and the holders of A Shares who attended the Meeting by way of online voting.

The Meeting was chaired by Mr. Wang Bin, the Chairman of the Board of Directors. Eight out of the nine Directors of the Company attended the Meeting, while Non-executive Director Mr. Yuan Changqing was unable to attend due to other business commitments. Two out of the four Supervisors of the Company attended the Meeting, while Mr. Han Bing and Ms. Wang Xiaoqing were unable to attend due to other business commitments. Certain members of the Senior Management and the Board Secretary also attended the Meeting.

The poll results in respect of the resolutions proposed at the AGM are as follows:

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
As ordinary resolutions
1	To consider and approve the report of the Board of Directors of the Company for the year 2020	Holders of A Shares	19,356,561,156	99.999580	33,500	0.000173	47,800	0.000247	19,356,642,456
		Holders of H Shares	2,435,779,477	98.541613	14,099,710	0.570416	21,949,118	0.887971	2,471,828,305
		Total	21,792,340,633	99.834482	14,133,210	0.064746	21,996,918	0.100772	21,828,470,761
	The resolution was duly passed as an ordinary resolution.
2	To consider and approve the report of the Board of Supervisors of the Company for the year 2020	Holders of A Shares	19,356,561,256	99.999581	33,500	0.000173	47,700	0.000246	19,356,642,456
		Holders of H Shares	2,435,777,052	98.541515	14,090,960	0.570062	21,960,293	0.888423	2,471,828,305
		Total	21,792,338,308	99.834471	14,124,460	0.064707	22,007,993	0.100822	21,828,470,761
	The resolution was duly passed as an ordinary resolution.
3	To consider and approve the financial report of the Company for the year 2020	Holders of A Shares	19,356,561,156	99.999580	33,500	0.000173	47,800	0.000247	19,356,642,456
		Holders of H Shares	2,446,782,142	98.986735	3,055,575	0.123616	21,990,588	0.889649	2,471,828,305
		Total	21,803,343,298	99.884887	3,089,075	0.014151	22,038,388	0.100962	21,828,470,761
	The resolution was duly passed as an ordinary resolution.
4	To consider and approve the profit distribution plan of the Company for the year 2020	Holders of A Shares	19,355,998,697	99.996674	642,759	0.003321	1,000	0.000005	19,356,642,456
		Holders of H Shares	2,443,487,647	98.853454	13,025,625	0.526963	15,315,033	0.619583	2,471,828,305
		Total	21,799,486,344	99.867217	13,668,384	0.062618	15,316,033	0.070165	21,828,470,761
	The resolution was duly passed as an ordinary resolution.
5	To consider and approve the remuneration of Directors and Supervisors of the Company	Holders of A Shares	19,356,189,841	99.997662	451,615	0.002333	1,000	0.000005	19,356,642,456
		Holders of H Shares	2,420,131,945	97.908578	33,042,967	1.336782	18,653,393	0.754640	2,471,828,305
		Total	21,776,321,786	99.761097	33,494,582	0.153444	18,654,393	0.085459	21,828,470,761
	The resolution was duly passed as an ordinary resolution.
6	To consider and approve the election of Mr. Wang Bin as an Executive Director of the seventh session of the Board of Directors of the Company	Holders of A Shares	19,355,079,756	99.991927	1,506,700	0.007784	56,000	0.000289	19,356,642,456
		Holders of H Shares	2,327,099,406	94.144864	99,249,773	4.015238	45,479,126	1.839898	2,471,828,305
		Total	21,682,179,162	99.329813	100,756,473	0.461583	45,535,126	0.208604	21,828,470,761
	The resolution was duly passed as an ordinary resolution.

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
7	To consider and approve the election of Mr. Su Hengxuan as an Executive Director of the seventh session of the Board of Directors of the Company	Holders of A Shares	19,355,413,131	99.993649	1,228,325	0.006346	1,000	0.000005	19,356,642,456
		Holders of H Shares	2,357,153,248	95.360719	71,652,279	2.898756	43,022,778	1.740525	2,471,828,305
		Total	21,712,566,379	99.469022	72,880,604	0.333879	43,023,778	0.197099	21,828,470,761
	The resolution was duly passed as an ordinary resolution.
8	To consider and approve the election of Mr. Li Mingguang as an Executive Director of the seventh session of the Board of Directors of the Company	Holders of A Shares	19,355,269,531	99.992907	1,371,925	0.007088	1,000	0.000005	19,356,642,456
		Holders of H Shares	2,339,003,532	94.626456	89,806,995	3.633222	43,017,778	1.740322	2,471,828,305
		Total	21,694,273,063	99.385217	91,178,920	0.417707	43,018,778	0.197076	21,828,470,761
	The resolution was duly passed as an ordinary resolution.
9	To consider and approve the election of Ms. Huang Xiumei as an Executive Director of the seventh session of the Board of Directors of the Company	Holders of A Shares	19,355,394,231	99.993551	1,228,325	0.006346	19,900	0.000103	19,356,642,456
		Holders of H Shares	2,346,106,967	94.913832	82,629,435	3.342847	43,091,903	1.743321	2,471,828,305
		Total	21,701,501,198	99.418330	83,857,760	0.384167	43,111,803	0.197503	21,828,470,761
	The resolution was duly passed as an ordinary resolution.
10	To consider and approve the election of Mr. Yuan Changqing as a Non-executive Director of the seventh session of the Board of Directors of the Company	Holders of A Shares	19,327,635,758	99.850146	28,931,698	0.149467	75,000	0.000387	19,356,642,456
		Holders of H Shares	311,421,527	12.598833	2,107,592,127	85.264504	52,814,651	2.136663	2,471,828,305
		Total	19,639,057,285	89.969918	2,136,523,825	9.787785	52,889,651	0.242297	21,828,470,761
	The resolution was duly passed as an ordinary resolution.
11	To consider and approve the election of Mr. Wu Shaohua as a Non-executive Director of the seventh session of the Board of Directors of the Company	Holders of A Shares	19,355,262,631	99.992872	1,378,825	0.007123	1,000	0.000005	19,356,642,456
		Holders of H Shares	2,332,555,714	94.365604	96,250,063	3.893882	43,022,528	1.740514	2,471,828,305
		Total	21,687,818,345	99.355647	97,628,888	0.447255	43,023,528	0.197098	21,828,470,761
	The resolution was duly passed as an ordinary resolution.
12	To consider and approve the election of Mr. Sheng Hetai as a Non-executive Director of the seventh session of the Board of Directors of the Company	Holders of A Shares	19,355,406,831	99.993617	1,234,625	0.006378	1,000	0.000005	19,356,642,456
		Holders of H Shares	2,339,092,140	94.630041	89,718,127	3.629626	43,018,038	1.740333	2,471,828,305
		Total	21,694,498,971	99.386252	90,952,752	0.416670	43,019,038	0.197078	21,828,470,761
	The resolution was duly passed as an ordinary resolution.
13	To consider and approve the election of Mr. Wang Junhui as a Non-executive Director of the seventh session of the Board of Directors of the Company	Holders of A Shares	19,355,406,831	99.993617	1,234,625	0.006378	1,000	0.000005	19,356,642,456
		Holders of H Shares	2,339,086,780	94.629824	89,719,937	3.629700	43,021,588	1.740476	2,471,828,305
		Total	21,694,493,611	99.386228	90,954,562	0.416678	43,022,588	0.197094	21,828,470,761
	The resolution was duly passed as an ordinary resolution.

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
14	To consider and approve the election of Mr. Tang Xin as an Independent Director of the seventh session of the Board of Directors of the Company	Holders of A Shares	19,355,474,747	99.993967	1,166,709	0.006028	1,000	0.000005	19,356,642,456
		Holders of H Shares	2,298,788,686	92.999529	126,126,741	5.102569	46,912,878	1.897902	2,471,828,305
		Total	21,654,263,433	99.201926	127,293,450	0.583153	46,913,878	0.214921	21,828,470,761
	The resolution was duly passed as an ordinary resolution.
15	To consider and approve the election of Ms. Leung Oi- Sie Elsie as an Independent Director of the seventh session of the Board of Directors of the Company	Holders of A Shares	19,356,392,040	99.998706	249,516	0.001289	900	0.000005	19,356,642,456
		Holders of H Shares	2,393,224,591	96.820017	35,594,571	1.440010	43,009,143	1.739973	2,471,828,305
		Total	21,749,616,631	99.638756	35,844,087	0.164208	43,010,043	0.197036	21,828,470,761
	The resolution was duly passed as an ordinary resolution.
16	To consider and approve the election of Mr. Lam Chi Kuen as an Independent Director of the seventh session of the Board of Directors of the Company	Holders of A Shares	19,356,607,356	99.999819	34,100	0.000176	1,000	0.000005	19,356,642,456
		Holders of H Shares	2,411,687,928	97.566968	17,128,609	0.692953	43,011,768	1.740079	2,471,828,305
		Total	21,768,295,284	99.724326	17,162,709	0.078625	43,012,768	0.197049	21,828,470,761
	The resolution was duly passed as an ordinary resolution.
17	To consider and approve the election of Mr. Zhai Haitao as an Independent Director of the seventh session of the Board of Directors of the Company	Holders of A Shares	19,356,419,540	99.998848	221,916	0.001147	1,000	0.000005	19,356,642,456
		Holders of H Shares	2,397,909,927	97.009567	30,887,040	1.249562	43,031,338	1.740871	2,471,828,305
		Total	21,754,329,467	99.660346	31,108,956	0.142515	43,032,338	0.197139	21,828,470,761
	The resolution was duly passed as an ordinary resolution.
18	To consider and approve the election of Mr. Jia Yuzeng as a Non-employee Representative Supervisor of the seventh session of the Board of Supervisors of the Company	Holders of A Shares	19,354,404,913	99.988440	2,236,543	0.011555	1,000	0.000005	19,356,642,456
		Holders of H Shares	2,299,291,391	93.019867	127,609,451	5.162553	44,927,463	1.817580	2,471,828,305
		Total	21,653,696,304	99.199328	129,845,994	0.594847	44,928,463	0.205825	21,828,470,761
	The resolution was duly passed as an ordinary resolution.
19	To consider and approve the election of Mr. Han Bing as a Non-employee Representative Supervisor of the seventh session of the Board of Supervisors of the Company	Holders of A Shares	19,355,897,770	99.996153	743,686	0.003842	1,000	0.000005	19,356,642,456
		Holders of H Shares	2,376,556,352	96.145689	50,345,990	2.036791	44,925,963	1.817520	2,471,828,305
		Total	21,732,454,122	99.560131	51,089,676	0.234051	44,926,963	0.205818	21,828,470,761
	The resolution was duly passed as an ordinary resolution.
20	To consider and approve the election of Mr. Niu Kailong as a Non-employee Representative Supervisor of the seventh session of the Board of Supervisors of the Company	Holders of A Shares	19,354,404,313	99.988437	2,237,143	0.011558	1,000	0.000005	19,356,642,456
		Holders of H Shares	2,293,270,081	92.776269	133,631,546	5.406183	44,926,678	1.817548	2,471,828,305
		Total	21,647,674,394	99.171741	135,868,689	0.622438	44,927,678	0.205821	21,828,470,761
	The resolution was duly passed as an ordinary resolution.

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
21	To consider and approve the renewal by the Company of liability insurance for Directors, Supervisors and senior management	Holders of A Shares	19,356,546,356	99.999504	48,700	0.000251	47,400	0.000245	19,356,642,456
		Holders of H Shares	2,436,613,547	98.575356	13,160,020	0.532400	22,054,738	0.892244	2,471,828,305
		Total	21,793,159,903	99.838235	13,208,720	0.060511	22,102,138	0.101254	21,828,470,761
	The resolution was duly passed as an ordinary resolution.
22	To consider and approve the continued donations by the Company to China Life Foundation	Holders of A Shares	19,356,607,956	99.999822	33,500	0.000173	1,000	0.000005	19,356,642,456
		Holders of H Shares	2,455,491,542	99.339082	979,020	0.039607	15,357,743	0.621311	2,471,828,305
		Total	21,812,099,498	99.925000	1,012,520	0.004639	15,358,743	0.070361	21,828,470,761
	The resolution was duly passed as an ordinary resolution.
As a supplemental ordinary resolution
23	To consider and approve the appointment of auditors of the Company for the year 2021, and to authorize the Board of Directors to determine their remuneration	Holders of A Shares	19,356,607,856	99.999821	33,500	0.000173	1,100	0.000006	19,356,642,456
		Holders of H Shares	2,453,833,472	99.272003	2,474,815	0.100121	15,520,018	0.627876	2,471,828,305
		Total	21,810,441,328	99.917404	2,508,315	0.011491	15,521,118	0.071105	21,828,470,761
	The resolution was duly passed as an ordinary resolution.
As a supplemental special resolution
24	To grant a general mandate to the Board of Directors of the Company to allot, issue and deal with new H Shares of the Company of an amount of not more than 20% of the H Shares in issue as at the date of passing of this special resolution	Holders of A Shares	19,336,801,751	99.897499	19,840,205	0.102498	500	0.000003	19,356,642,456
		Holders of H Shares	569,381,471	23.034831	1,884,975,966	76.258370	17,470,868	0.706799	2,471,828,305
		Total	19,906,183,222	91.193668	1,904,816,171	8.726293	17,471,368	0.080039	21,828,470,761
	The resolution was duly passed as a special resolution.
Received relevant reports
	To receive the duty report of the Independent Directors of the Company for the year 2020
	To receive the report on the overall status of connected transactions of the Company for the year 2020

Pursuant to the relevant laws and regulations of the PRC, the Company announces the poll results of holders of A Shares who individually or in aggregate hold less than 5% of the shares of the Company in respect of Resolutions No. 3 to No. 17 and No. 23 proposed at the AGM as follows:

Resolutions		For		Against		Abstain
		No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %
As ordinary resolutions
3	To consider and approve the financial report of the Company for the year 2020	33,031,156	99.754473	33,500	0.101170	47,800	0.144357
4	To consider and approve the profit distribution plan of the Company for the year 2020	32,468,697	98.055840	642,759	1.941140	1,000	0.003020
5	To consider and approve the remuneration of Directors and Supervisors of the Company	32,659,841	98.633097	451,615	1.363883	1,000	0.003020
6	To consider and approve the election of Mr. Wang Bin as an Executive Director of the seventh session of the Board of Directors of the Company	31,549,756	95.280628	1,506,700	4.550251	56,000	0.169121
7	To consider and approve the election of Mr. Su Hengxuan as an Executive Director of the seventh session of the Board of Directors of the Company	31,883,131	96.287424	1,228,325	3.709556	1,000	0.003020
8	To consider and approve the election of Mr. Li Mingguang as an Executive Director of the seventh session of the Board of Directors of the Company	31,739,531	95.853751	1,371,925	4.143229	1,000	0.003020
9	To consider and approve the election of Ms. Huang Xiumei as an Executive Director of the seventh session of the Board of Directors of the Company	31,864,231	96.230346	1,228,325	3.709556	19,900	0.060098
10	To consider and approve the election of Mr. Yuan Changqing as a Non-executive Director of the seventh session of the Board of Directors of the Company	4,105,758	12.399437	28,931,698	87.374062	75,000	0.226501
11	To consider and approve the election of Mr. Wu Shaohua as a Non-executive Director of the seventh session of the Board of Directors of the Company	31,732,631	95.832913	1,378,825	4.164067	1,000	0.003020

Resolutions		For		Against		Abstain
		No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %
12	To consider and approve the election of Mr. Sheng Hetai as a Non-executive Director of the seventh session of the Board of Directors of the Company	31,876,831	96.268398	1,234,625	3.728582	1,000	0.003020
13	To consider and approve the election of Mr. Wang Junhui as a Non-executive Director of the seventh session of the Board of Directors of the Company	31,876,831	96.268398	1,234,625	3.728582	1,000	0.003020
14	To consider and approve the election of Mr. Tang Xin as an Independent Director of the seventh session of the Board of Directors of the Company	31,944,747	96.473505	1,166,709	3.523475	1,000	0.003020
15	To consider and approve the election of Ms. Leung Oi-Sie Elsie as an Independent Director of the seventh session of the Board of Directors of the Company	32,862,040	99.243741	249,516	0.753541	900	0.002718
16	To consider and approve the election of Mr. Lam Chi Kuen as an Independent Director of the seventh session of the Board of Directors of the Company	33,077,356	99.893998	34,100	0.102982	1,000	0.003020
17	To consider and approve the election of Mr. Zhai Haitao as an Independent Director of the seventh session of the Board of Directors of the Company	32,889,540	99.326791	221,916	0.670189	1,000	0.003020
23	To consider and approve the appointment of auditors of the Company for the year 2021, and to authorize the Board of Directors to determine their remuneration	33,077,856	99.895508	33,500	0.101170	1,100	0.003322

The full text of Resolutions No. 1 to No. 22 is set out in the circular and notice of the AGM dated 16 April 2021, and the full text of Resolutions No. 23 to No. 24 is set out in the supplemental circular and supplemental notice of the AGM dated 26 May 2021.

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal advisers, acted as scrutineers for the vote-taking at the AGM.

II.	ELECTION OF DIRECTORS OF THE SEVENTH SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY

Following the approval by the shareholders of the Company at the AGM, Mr. Wang Bin, Mr. Su Hengxuan, Mr. Li Mingguang and Ms. Huang Xiumei have been elected as Executive Directors of the seventh session of the Board of Directors, Mr. Yuan Changqing, Mr. Wu Shaohua, Mr. Sheng Hetai and Mr. Wang Junhui have been elected as Non-executive Directors of the seventh session of the Board of Directors, and Mr. Tang Xin, Ms. Leung Oi-Sie Elsie, Mr. Lam Chi Kuen and Mr. Zhai Haitao have been elected as Independent Directors of the seventh session of the Board of Directors. The qualifications of Ms. Huang Xiumei, Mr. Wu Shaohua, Mr. Sheng Hetai and Mr. Zhai Haitao as Directors are subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”).

Please refer to the circular of the AGM dated 16 April 2021 for the biographical details of the above Directors.

Mr. Robinson Drake Pike, an Independent Director of the sixth session of the Board of Directors, whose term of office ended upon expiry of the term of the sixth session of the Board of Directors, retired as an Independent Director of the Company upon conclusion of the AGM. Since the retirement of Mr. Robinson Drake Pike will result in the number of Independent Directors on the Board of Directors falling below the minimum number required by the relevant regulations and the Articles of Association of the Company, Mr. Robinson Drake Pike will continue to perform his duties as an Independent Director and relevant duties as the chairman and member of various Board committees until the qualification of Mr. Zhai Haitao is approved by the CBIRC.

Mr. Robinson Drake Pike has confirmed that he has no disagreement with the Board of Directors and there are no other matters relating to his retirement that need to be brought to the attention of the shareholders of the Company.

III.	APPOINTMENT OF MEMBERS OF THE SPECIAL COMMITTEES OF THE SEVENTH SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY

At a meeting of the Board of Directors of the Company held on 30 June 2021, Mr. Wang Bin was elected as the Chairman of the seventh session of the Board of Directors. The Board of Directors also appointed members of the five special committees, namely the Audit Committee, the Nomination and Remuneration Committee, the Risk Management and Consumer Rights Protection Committee, the Strategy and Assets and Liabilities Management Committee and the Connected Transactions Control Committee of the seventh session of the Board of Directors. The members of each of the special committees are as follows:

Audit Committee

Mr. Zhai Haitao (1) (Chairman)

Mr. Lam Chi Kuen

Mr. Tang Xin

Risk Management and Consumer Rights Protection Committee

Ms. Leung Oi-Sie Elsie (Chairman)

Mr. Li Mingguang

Mr. Wu Shaohua (2)

Mr. Sheng Hetai (2)

Mr. Wang Junhui

Mr. Tang Xin

Connected Transactions Control Committee

Mr. Tang Xin (Chairman)

Ms. Leung Oi-Sie Elsie

Mr. Lam Chi Kuen

Mr. Zhai Haitao (1)

Nomination and Remuneration Committee

Mr. Tang Xin (Chairman)

Mr. Yuan Changqing

Mr. Zhai Haitao (1)

Strategy and Assets and Liabilities Management Committee

Mr. Lam Chi Kuen (Chairman)

Mr. Su Hengxuan

Ms. Huang Xiumei (2)

Mr. Wang Junhui

Ms. Leung Oi-Sie Elsie

Notes:

(1)

Mr. Zhai Haitao will start to perform his duties in the special committees of the Board of Directors after his qualification for serving as a Director is approved by the CBIRC. Before that, Mr. Robinson Drake Pike will continue to perform his duties as the chairman or member of the relevant special committees of the Board of Directors.

(2)

Ms. Huang Xiumei, Mr. Wu Shaohua and Mr. Sheng Hetai will start to perform their duties in the special committees of the Board of Directors after their qualifications for serving as Directors are approved by the CBIRC.

IV.	ELECTION OF NON-EMPLOYEE REPRESENTATIVE SUPERVISORS OF THE SEVENTH SESSION OF THE BOARD OF SUPERVISORS OF THE COMPANY

Following the approval by the shareholders of the Company at the AGM, Mr. Jia Yuzeng, Mr. Han Bing and Mr. Niu Kailong have been elected as Non-employee Representative Supervisors of the seventh session of the Board of Supervisors. The qualification of Mr. Niu Kailong as a Supervisor is subject to the approval of the CBIRC.

Please refer to the circular of the AGM dated 16 April 2021 for the biographical details of the above Non-employee Representative Supervisors.

V.	CHANGE OF AUDITORS

Ernst & Young Hua Ming LLP and Ernst & Young (the “Retired Auditors”) have retired as the auditors of the Company upon conclusion of the AGM. The Retired Auditors have confirmed that there are no matters relating to their retirement that need to be brought to the attention of the shareholders of the Company. The Board of Directors has also confirmed that the Company has no disagreement or unresolved matters with the Retired Auditors, and is not aware of any matters that need to be brought to the attention of the shareholders of the Company.

Following the approval by the shareholders of the Company at the AGM, PricewaterhouseCoopers Zhong Tian LLP has been appointed as the PRC auditor and the auditor for the Form 20-F of the Company to be filed with U.S. Securities and Exchange Commission for the year 2021, and PricewaterhouseCoopers has been appointed as the Hong Kong auditor of the Company for the year 2021.

VI.	DISTRIBUTION OF FINAL DIVIDEND

The Company will distribute a final dividend (the “Final Dividend”) of RMB0.64 per share (equivalent to HK$0.76833 per share) (inclusive of tax) for the year ended 31 December 2020 to holders of H Shares whose names appear on the H Share register of members of the Company on Wednesday, 14 July 2021. According to the Articles of Association of the Company, the Final Dividend will be denominated and declared in Renminbi, and the Final Dividend on H Shares will be paid in Hong Kong dollars. The relevant exchange rate is RMB0.83297: HK$1.00, being the average closing rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of the Final Dividend by the AGM.

The H Share register of members of the Company will be closed from Friday, 9 July 2021 to Wednesday, 14 July 2021 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the Final Dividend, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Thursday, 8 July 2021.

The Company has appointed Computershare Hong Kong Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the Final Dividend declared for payment to holders of H Shares. It is expected that the Final Dividend will be distributed by the Receiving Agent on Thursday, 26 August 2021. Relevant cheques will be dispatched to holders of H Shares entitled to receive the Final Dividend by ordinary post at their own risk.

VII.	WITHHOLDING AND PAYMENT OF INCOME TAX

Withholding and Payment of Enterprise Income Tax for Non-resident Enterprise Shareholders

According to the Enterprise Income Tax Law of the People’s Republic of China (《中華人民共和國企 業所得稅 法》) and its implementation regulations which came into effect on 1 January 2008 and were amended on 29 December 2018 and other relevant rules and regulations, the Company is required to withhold and pay enterprise income tax at the rate of 10% before distributing the Final Dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the names of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders

Pursuant to the Individual Income Tax Law of the People’s Republic of China (《中華人民共和國 個人所得稅法》) and its implementation regulations and other relevant rules and regulations, the Company is required to withhold and pay individual income tax before distributing the Final Dividend to individual shareholders as appearing on the H Share register of members of the Company (the “Individual H Shareholders”). However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•

For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of the Final Dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of the Final Dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of the Final Dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of the Final Dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

VIII.	PROFIT DISTRIBUTION TO HONG KONG INVESTORS INVESTING IN A SHARES VIA THE SHANGHAI STOCK CONNECT PROGRAM

For Hong Kong investors (including enterprises and individuals) investing in the Company’s A Shares via the Shanghai Stock Connect Program, the Final Dividend will be distributed in Renminbi by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such A Shares. The Company will withhold and pay income tax at the rate of 10% on behalf of those investors. For investors via the Shanghai Stock Connect Program who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, those enterprises or individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate under such tax treaty will be refunded. The record date and the date of distribution of the Final Dividend and other arrangements for investors via the Shanghai Stock Connect Program will be the same as those for the holders of A Shares of the Company. The Final Dividend is expected to be paid by Thursday, 15 July 2021 to the holders of A Shares whose names appear on the A Share register of members of the Company on Wednesday, 14 July 2021. The Company will announce separately the details of the arrangements regarding the distribution of the Final Dividend to the holders of A Shares.

IX.	PROFIT DISTRIBUTION TO MAINLAND INVESTORS INVESTING IN H SHARES VIA THE HONG KONG STOCK CONNECT PROGRAM

For Shanghai and Shenzhen investors (including enterprises and individuals) investing in the Company’s H Shares via the Hong Kong Stock Connect Program, the Shanghai Branch and the Shenzhen Branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the holders of H Shares for investors via the Hong Kong Stock Connect Program, will receive the Final Dividend distributed by the Company and distribute such Final Dividend to the relevant investors through its depositary and clearing system. The Final Dividend to be distributed to the investors of H Shares via the Hong Kong Stock Connect Program will be paid in Renminbi. The record date for investors of H Shares via the Hong Kong Stock Connect Program will be the same as that for the holders of H Shares of the Company. The Final Dividend is expected to be paid on Tuesday, 31 August 2021 to the investors of H Shares via the Hong Kong Stock Connect Program. Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81) (《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通 知》（財稅 [2014]81 號）) promulgated on 17 November 2014, the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shenzhen Stock Market and the Hong Kong Stock Market (Cai Shui [2016] No. 127) (《關於深港股票市場交易互聯互通機制試點有關稅收政 策的通 知》（財稅 [2016]127 號）) promulgated on 5 December 2016, the Notice of the Ministry of Finance, the State Administration of Taxation and the China Securities Regulatory Commission on Continuing to Implement the Relevant Individual Income Tax Policy Concerning the Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2017] No. 78) (《財 政 部、稅 務總 局、證監 會關 於繼 續 執行 滬港 股票 市場 交易 互 聯互 通機 制有關個人所得稅政策的通 知》（財稅 [2017]78 號）) promulgated on 17 November 2017, and the Announcement on Continuing to Implement the Relevant Individual Income Tax Policies on the Inter- connected Mechanisms for Trading on the Shanghai and Hong Kong Stock Markets and for Trading on the Shenzhen and Hong Kong Stock Markets and on the Mutual Recognition of Funds between the Mainland and Hong Kong (Announcement No. 93 in 2019 of the Ministry of Finance, the State Administration of Taxation and the China Securities Regulatory Commission) (《關於繼續執行滬 港、深港股票市場交易互聯互通機制和內地與香港基金互認有關個人所得稅政策的公 告》（財政 部、稅務總 局、證監會公告 2019 年第 93 號）) promulgated on 5 December 2019:

•

For Mainland individual investors who invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of the Final Dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax refund relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of the Final Dividend pursuant to the above provisions;

•

For Mainland enterprise investors that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will not withhold income tax in the distribution of the Final Dividend and the Mainland enterprise investors shall file the tax returns on their own.

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 30 June 2021

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang

Non-executive Directors:	Yuan Changqing, Wang Junhui

Independent Non-executive Directors:	Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen